UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 13, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Wednesday, 13 November, 2002

Coles Myer first quarter sales up 7.3%

  Q1 2003 sales up 7.3%

  Solid growth in Food and Liquor

  Target and Kmart gain simultaneous momentum

  MGB rebuild continues

  Strong Q1 earnings improvement

- EBIT margins up across Food & Liquor and all GM&A brands

  Effect of shareholder discount reduction within expectations

Coles Myer Ltd (CML) announced first quarter sales of $6.3 billion, an increase of 7.3% for the 13-week quarter ended 27 October 2002.

CML CEO, John Fletcher, said the Food & Liquor division had delivered a solid sales increase of 7.3% in a very competitive environment. Sales in General Merchandise and Apparel (GM&A) were up 6.6%, with Target and Kmart continuing to simultaneously gain momentum.

CML's comparable store sales rose by 4.2% on last year.

The effect on sales of the first reduction in shareholder discount rates, which were introduced on 31 July, has been within expectations.

Food & Liquor

  Sales up 7.3% in an aggressive promotional environment

  Market share gains

  EBIT margins continue to improve year on year

  Store expansion plans on track

Alan Williams, Chief Operating Officer, Food & Liquor, said sales growth in the division was in line with our expectations in the current competitive market.

"Despite intensifying competition across all businesses during the quarter, we continued to grow market share," Mr Williams said.

"Top line growth includes the effect of both the current competitive promotional environment and the first reduction in shareholder discount rates, which has been marginally lower than anticipated. We continue our strategy of reinvesting the savings into driving improved value for all customers.

"Our customers have responded well to our promotional offer however the aggressive use of petrol promotions by our major competitor has affected the rate of our sales growth. We are well down the track of reviewing a fuel offer for the Food & Liquor businesses, with a decision anticipated prior to Christmas."

Mr Williams said the FY2003 store expansion program was on schedule, with the majority of the projected 34 new and 10 acquisition supermarkets, along with 40 liquor store openings to occur during the second half of the year.

"This quarter we opened six new supermarkets, plus five acquisition supermarkets, and five liquor stores.

"EBIT margins continue to improve year on year, as a result of our ongoing initiatives to improve the quality of our earnings.

"Sales growth will strengthen in the second half due to the contribution of additional new stores. Top line growth for the year is forecast to be in the high single digits in line with strategy.

"We continue our strategy of delivering a balanced approach between sales growth, market share gains and margin improvement."

General Merchandise & Apparel (GM&A)

  Sales up 6.6%

  Continuing progress in Target and Kmart

  Rebuild underway at MGB

  EBIT margin improvement in all brands

The General Merchandise and Apparel (GM&A) Group includes Target, Kmart, Myer Grace Bros (MGB), Megamart and Officeworks.

Warren Flick, Chief Operating Officer, GM&A, said sales and margins in Target and Kmart continued to grow strongly, reflecting the effective consumer positioning of each brand.

Myer Grace Bros sales were slightly lower in the quarter than last year, affected, as anticipated, by the temporary closure for redevelopment of our Bondi store, the permanent closure of a GoodBuy clearance store and the initial reduction in the shareholder discount rate. MGB achieved good margin improvement during the quarter as the brand rebuild develops.

"Inventory management continued to improve as stockturns increased by approximately 10% across GM&A brands.

"The strategic plan for the GM&A Group calls for mid-single digit sales growth and strong EBIT margin expansion over the year. The trend this quarter reflects that improvement in quality."

Target lifted sales by 12.1% for the quarter.

"New ranges in womenswear, childrenswear, manchester, intimate apparel and footwear are performing well. Home and entertainment sales are improving with new assortments being well received by customers," Mr Flick said.

"Our focus remains on delivering on-trend, high quality ranges and achieving rapid sell-through within each season.

"We are very pleased with the customer reaction to this direction, especially our revamped catalogues with an increased emphasis on items versus total departmental percentage off sales," Mr Flick said.

Kmart sales, including Officeworks, increased by 9.4%.

"Kmart performed strongly, particularly in the areas of entertainment, books, cosmetics and consumables.

"Our promotional activity continues to focus on item and price, while the trend to regular price merchandise has intensified and underscores the successful repositioning of the brand. Customers are responding well to our lowest price guarantee positioning.

"Late in the first quarter four new stores were opened, including two new Kmart stores, one Kmart Tyre and Auto store and a Garden Supercentre. A further six new stores will open in FY03, including two new Kmart stores, one Kmart Tyre and Auto store and three Garden Supercentres."

Officeworks continues to show strong improvement with an on-going focus on range, price, cost controls and new store roll-outs.

Myer Grace Bros and Megamart combined sales were down slightly, but EBIT margins improved in line with our expectations.

"The work to rebuild MGB and return the brand to its heritage as Australia's leading department store is underway," Mr Flick said.

"Our priority is to return to a traditional department store focus, building our range of national, international and private brands which will be supported by a comprehensive new marketing program. Our strategy includes a promotional and events driven program, which will be balanced with gift-giving occasions such as Christmas and fashion themed events.

"While we are encouraged by customer response to our improved offer, this will be our first Christmas under the turnaround strategy. Further enhancements to product ranges, service quality and store environments will continue through 2003.

"Megamart opened its first store in Sydney during the quarter to a very positive response from customers. We have plans to open two additional stores nationally by the end of FY03."

Emerging Businesses

Sales in the Emerging Businesses division (formerly known as e.colesmyer) increased by 44% to $61 million, led by strong growth in Harris Technology.

Mr Fletcher said Emerging Businesses continued to deliver valuable learnings in the evolution of new business channels, technologies and ideas.

Earnings update

Mr Fletcher said the company achieved a strong earnings improvement in the first quarter, in line with our expectations. Importantly, EBIT margins improved across Food & Liquor and all GM&A brands.

Full year earnings guidance will be given at the Annual General Meeting on 20 November 2002.

-/-/-

More information:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis
	Quarter 1 (13 weeks)
Business Group Sales	2002	2003	Change
(excl Red Rooster, Myer Direct)	$m	$m	%
Food & Liquor	3,741	4,015	7.3%
General Merchandise & Apparel	2,096	2,235	6.6%
Myer Grace Bros & Megamart	700	693	(1.0%)
Kmart & Officeworks	865	947	9.4%
Target	531	595	12.1%
Emerging Businesses	43	61	43.8%
Intra-group sales	-4	-8	94.4%
Total sales	5,876	6,304	7.3%
Comparable store sales growth			4.2%
Exited businesses
Red Rooster	56	-
Myer Direct	13	-
Total Exited Businesses	68	-

Note - Officeworks Direct is now reported within Officeworks, having previously been reported in Emerging Businesses. The prior year has been restated accordingly.